Exhibit 99.1

SDLP – Change to the Board of Directors

London, United Kingdom, April 6, 2015 - Seadrill Partners LLC (NYSE: SDLP) (“Seadrill Partners”) announces today that Mr. Bart Veldhuizen has accepted a role with DVB Bank as a Member of the Managing Board and has therefore had to resign from the Board of Seadrill Partners with immediate effect.

In addition to oversight of general banking activities, Mr. Veldhuizen will specifically be responsible for DVB Bank’s Shipping and Offshore Finance franchise.

The Board would like to thank Mr. Veldhuizen for his contribution to the development of Seadrill Partners since his appointment in January 2013 and wishes him well in his new role.